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                                                                  Exhibit (a)(8)

FOR IMMEDIATE RELEASE                                          November 29, 1995
                 KUHLMAN TO ACQUIRE COMMUNICATION CABLE STOCK;
                           LAUNCHES CASH TENDER OFFER
     Savannah, GA, November 29, 1995 -- Kuhlman Corporation (NYSE:KUH) announced today that it has reached an agreement with Mr. James R. Fore, the President and Chief Executive Officer of Communication Cable, Inc. (NASDAQ:CABL), by the terms of which Kuhlman would acquire all of Mr. Fore's Communication Cable stock at a purchase price of $12.00 per share. Mr. Fore owns 268,128 shares of Communication Cable stock and holds exercisable options to purchase another 47,475 shares, for a total of 315,603 shares, or approximately 12% of the outstanding stock (approximately 11% on a fully diluted basis). Mr. Fore also has entered into an employment agreement with Kuhlman for up to three years following Kuhlman's acquisition of Communication Cable.
     To acquire Communication Cable, Kuhlman has commenced today, through its wholly-owned subsidiary Kuhlman Acquisition Corp., a tender offer for any and all remaining shares of Communication Cable stock, also at $12.00 per share, net, in cash. The tender offer is subject to several conditions, including a minimum tender condition of 80% of the outstanding shares and compliance with The North Carolina Control Share Acquisition Act. The North Carolina statute would forbid Kuhlman, upon acquiring 20% or more of Communication Cable's shares, from voting those shares without the approval of a majority of all the outstanding "disinterested" shareholders. Kuhlman has asked Communication Cable to call a special meeting of its shareholders for the purpose of deciding whether Kuhlman should be permitted to vote Communication Cable shares that it may acquire in its tender offer and pursuant to its agreement with Mr. Fore.
     Communication Cable engineers, designs and manufactures electronic wire and cable which are marketed to original equipment manufacturers and, through local distributors, to a variety of end users. It operates plants in Siler City, Hayesville and Sanford, North Carolina, and in Texarkana, Arkansas. Its headquarters are in Sanford. For its fiscal year ended October 31, 1994, the company reported net sales of approximately $52.4 million and net income of approximately $1.5 million.
     Kuhlman is a holding company with two core businesses, "Electrical Products" and "Industrial Products." In its Electrical Products segment, it manufactures and markets products such as electrical and electronic wire and cable products, as well as distribution, power and instrument transformers. In its Industrial Products segment, it manufactures and markets products such as turbochargers, engine cooling fans, fan drives and crankshaft vibration dampers used in enhancing the efficiency of diesel and gasoline engines, as well as spring products and metal stampings for automotive and non-automotive applications. For its fiscal year ended December 31, 1994, Kuhlman reported net sales of approximately $396 million and net income of approximately $10.0 million. (On May 31, 1995, Kuhlman consummated a merger with Schwitzer, Inc. which was accounted for as a pooling of interests. The net sales and net income of Kuhlman stated above reflect the combined results of operations.)
     For further information, contact:
                               Charles W. Garske or Donna M. Ackerly
                               Georgeson & Company Inc. -- the Information Agent
                               (212) 440-9837
                               -or-
                               Investor Relations
                               Kuhlman Corporation
                               3 Skidaway Village Square
                               Savannah, Georgia 31411
                               Telephone (912) 598-7809